Exhibit 99.4

VOTING SUPPORT AGREEMENT

THIS AGREEMENT made the 22nd day of August, 2022.

BETWEEN:

(hereinafter called the “Shareholder”)

- and -

SNDL INC., a corporation existing under the laws of the Province of Alberta

(hereinafter called the “Purchaser”, and together with the Shareholder, the “Parties”, and each is a “Party”),

WHEREAS the Purchaser is concurrently herewith entering into an arrangement agreement (the “Arrangement Agreement”) with The Valens Company Inc. (the “Company”) which provides for, among other things, a transaction whereby, among other things, all of the outstanding common shares of the Company (“Shares”) will be acquired by the Purchaser in accordance with the terms of the Arrangement Agreement (the “Arrangement”);

AND WHEREAS the Shareholder is the beneficial owner of the Shares and other securities of the Company described in Schedule A hereto and exercises voting rights attached to such Shares;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder (i) to vote or cause to be voted the Subject Securities (as defined below) in favour of the Arrangement and any other matter that could reasonably be expected to facilitate the Arrangement, and (ii) to abide by the restrictions and covenants set forth herein;

AND WHEREAS the Shareholder acknowledges that the Purchaser would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreement herein contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1

All capitalized terms used but not otherwise defined herein shall have the respective meaning ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended or restated from time to time as it may be.

1.2

For all purposes of this Agreement, the term “Subject Securities” shall include: (a) all Shares beneficially owned or over which control or direction, including voting rights, is exercised, directly or indirectly, by the Shareholder as of the date hereof, including the Shares listed on Schedule A; and (b) any Shares acquired or over which ownership, control or direction is acquired by the Shareholder after the date hereof, including Shares acquired as a result of any exercise or conversion of securities exercisable for or convertible into Shares, and all shares or other securities into or for which such Shares may be converted, exchanged or otherwise changed into in respect of which voting is or may become subsequent to the date hereof, directly or indirectly, controlled or directed by the Shareholder or any of its affiliates.

ARTICLE 2

CERTAIN COVENANTS OF THE SHAREHOLDER

2.1

The Shareholder hereby covenants and irrevocably agrees to and for the benefit of the Purchaser that the Shareholder shall, from the date hereof until the termination of this Agreement in accordance with its terms (the “Expiry Time”):

(a)

not sell, transfer, gift, assign, convey, tender, hedge, pledge, hypothecate, create or suffer to exist any Liens, option or otherwise dispose of any right or interest in any of the Subject Securities or enter into any agreement, arrangement, commitment or understanding in connection therewith, other than pursuant to the Arrangement or to one or more corporations directly or indirectly wholly-owned by the Shareholder without affecting beneficial ownership or control or direction over the Subject Securities;

(b)

other than as set forth herein, not grant or agree to grant any proxy, power of attorney or other right to vote the Subject Securities, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind with respect to any of the Subject Securities;

(c)	not requisition or join in the requisition of any meeting of any of the securityholders of the Company for the purpose of considering any resolution;

(d)

subject to Section 7.1 hereof, not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement;

(e)

not do indirectly that which the Shareholder may not do directly by the terms of this Section 2.1, including through any Person directly or indirectly owned, controlled or directed by the Shareholder; or

(f)	not take any action, or allow any other Person to take any action, that would cause any of the representations and warranties of the Shareholder in Section 4.1 to become untrue or incorrect.

2.2

The Shareholder hereby covenants, undertakes and agrees from time to time, until the Expiry Time, to cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) all the Subject Securities:

(a)	at any meeting of any of the securityholders of the Company at which the Shareholder or any beneficial owner of Subject Securities is entitled to vote, including the Company Meeting; and

(b)	in any action by written consent of the securityholders of the Company,

in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement (and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement). In connection with the foregoing, subject to this Section 2.2, the Shareholder hereby agrees to deposit (or cause to be deposited) a proxy, or voting instruction form, as the case may be, duly completed and executed in respect of all of the Subject Securities as soon as reasonably practicable following the mailing of the Company Circular and in any event at least 10 Business Days prior to the Company Meeting and as far in advance as reasonably practicable of every adjournment or postponement thereof, voting all the Subject Securities in favour of the Arrangement Resolution and any resolutions approving, consenting to, ratifying or adopting the transactions contemplated by the Arrangement Agreement (and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement). The Shareholder hereby agrees that it will not take, nor permit any of its affiliates or any Person on its behalf to take, any action to withdraw, amend or invalidate any proxy or voting instruction form deposited pursuant to this Agreement without the prior written approval of the Purchaser, notwithstanding any statutory or other rights or otherwise which the Shareholder or such other Person might have, unless this Agreement has at such time been previously terminated in accordance with Article 6. If requested by the Purchaser, the Shareholder will provide copies of each such proxy or voting instruction form referred to above to the Purchaser at the address below concurrently with its delivery as provided for above.

2.3

The Shareholder hereby revokes and will take all steps necessary to effect the revocation of any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement and the Shareholder agrees from time to time, until the Expiry Time, not to, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in this Agreement except as expressly required or permitted by this Agreement.

2.4

The Shareholder hereby covenants, undertakes and agrees from time to time, until the Expiry Time, subject to Section 7.1 hereof to cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) the Subject Securtities against any proposed action by the Company, any securityholder of the Company, any of the Company’s Subsidiaries or any other Person: (i) in respect of any merger, take-over bid, amalgamation, plan of arrangement, business combination, reorganization, recapitalization, dissolution, liquidation, winding up or similar transaction involving the Company or any Subsidiary of the Company, other than the Arrangement; (ii) which would reasonably be regarded as being directed towards or likely to prevent, delay or reduce the likelihood of the successful completion of the Arrangement, including without limitation any amendment to the articles or by-laws of the Company or any of its subsidiaries or their respective corporate structures or capitalization; or (iii) any action or agreement that would result in a breach of any representation, warranty, covenant or other obligation of the Company under the Arrangement Agreement if such breach requires securityholder approval.

2.5

Until the Expiry Time, the Shareholder, subject to Section 7.1 hereof, will not, and will ensure that its affiliates do not, directly or indirectly, through any officer, director, employee, representative or agent or otherwise:

(a)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser in connection with the Arrangement;

(b)	assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser in connection with the Arrangement;

(c)	act jointly or in concert with another Person for the purpose of opposing or competing with the Purchaser in connection with the Arrangement;

(d)

solicit, initiate, encourage or otherwise knowingly facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(e)

participate in any discussions or negotiations with any Person (other than the Purchaser or any of its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal;

(f)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding related to any Acquisition Proposal; or

(g)	cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing.

2.6

The Shareholder will not, and the Shareholder will ensure that none of its affiliates will, (i) exercise any dissent rights in respect of the Arrangement; or (ii) subject to Section 7.1 hereof, take any other action of any kind that would reasonably be regarded as likely to adversely affect, reduce the success of, materially delay or interfere with the completion of the Arrangement or the transactions contemplated by the Arrangement Agreement.

2.7

At the request of the Purchaser or the Company, the Shareholder will, and will cause its applicable affiliates to, use all commercially reasonable efforts in its capacity, and their capacities, as a securityholder to assist the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement, including without limitation cooperating with the Purchaser and the Company to make all requisite regulatory filings, provided that the Shareholder shall not be obligated to incur any expense in providing such cooperation, including by participating in any claim, action, suit, proceeding or investigation whether civil, criminal, administrative, or investigative (each a “Proceeding”), unless the Purchaser advances such expenses to the Shareholder.

2.8

The Shareholder will not bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim or proceeding that (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement and/or (ii) alleges that the execution and delivery of this Agreement and the irrevocable proxy granted pursuant to this Agreement breaches any fiduciary duty of the Board of Directors of the Company or any member thereof.

2.9	The Shareholder hereby consents to:

(a)

details of this Agreement being set out in any press release, information circular, including the Company Circular, and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement; and

(b)	if required by Law, this Agreement being made publicly available, including by filing on SEDAR or EDGAR operated by the Securities Authorities.

2.10

Except as required by Law or applicable stock exchange requirements, the Shareholder will not, and will ensure that its affiliates do not, make any public announcement or statements with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser.

ARTICLE 3

GRANT OF IRREVOCABLE PROXY

In the event of material non-compliance with Section 2.2 hereof, the Shareholder shall be deemed to irrevocably grant to, and appoint, the Purchaser and each of its officers as proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Shareholder, to attend and act for and vote on behalf of the Shareholder with respect to the Subject Securities at the Company Meeting. The Shareholder hereby affirms that such irrevocable proxy shall be deemed coupled with an interest and may under no circumstances be revoked until the Expiry Time or the termination of this Agreement in accordance with its terms. For greater certainty, any grant of a proxy pursuant to this Article 3 has no impact on the ownership of the voting rights attaching to the Subject Securities, which continue to be held solely by the beneficiary of the Subject Securities.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER

4.1

The Shareholder represents, warrants and, where applicable, covenants to the Purchaser as follows and acknowledges that the Purchaser is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)	The Shareholder has the legal capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)

The Shareholder exercises control or direction over, and at the Effective Time and at all times between the date hereof and the Effective Time, the Shareholder will control or direct, all of the Subject Securities. Other than the Subject Securities, neither the Shareholder nor any of its affiliates, beneficially own, or exercise control or direction over any additional securities, or any securities convertible or exchangeable into any additional securities, of the Company or any of its affiliates.

(d)

The Shareholder is, and immediately prior to the Effective Time will be, the sole legal and beneficial owner of the Subject Securities, with good and marketable title thereto, free and clear of all Liens.

(e)

The Shareholder has, and immediately prior to the Effective Time the Shareholder will continue to have, the sole right to sell, or direct the sale of, the Subject Securities and to vote or direct the voting of Shares listed on Schedule A.

(f)

Except for the Purchaser pursuant to the terms of the Arrangement Agreement, no Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities or any legal or economic interest therein or right thereto.

(g)

No material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Shareholder, or any affiliate of the Shareholder in connection with the execution and delivery of this Agreement by the Shareholder and the performance by the Shareholder of its obligations under this Agreement, other than those which are contemplated by the Arrangement Agreement.

(h)

There are no claims, actions, suits, audits, proceedings, investigations or other actions pending against or, to the knowledge of the Shareholder, threatened against or affecting the Shareholder, any affiliate of the Shareholder or any of their properties that, individually or in the aggregate, could reasonably be expected to impair, impede or otherwise have an adverse effect on the Shareholder’s ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement without delay.

(i)

None of the Subject Securities is subject to any proxy, voting trust, vote pooling or other agreement, whether present or contingent, with respect to the right to vote, call meetings of any of the Company’s securityholders or give consents or approvals of any kind, except pursuant to this Agreement.

(j)

None of the execution and delivery by the Shareholder of this Agreement or the compliance by the Shareholder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating document of the Shareholder, as applicable; (ii) any contract to which the Shareholder is a party or by which the Shareholder or by which the Shareholder is bound; (iii) to the knowledge of the Shareholder, any judgment, decree, order or award of any Governmental Entity; or (iv) any Law.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

5.1

The Purchaser represents, warrants and, where applicable, covenants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

(a)

The Purchaser is a corporation duly organized and validly existing under the laws of its jurisdiction of organization and has the requisite corporate power and authority to enter into and perform its obligations under this Agreement.

(b)

This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)

None of the execution and delivery by the Purchaser of this Agreement or the compliance by the Purchaser with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Purchaser; (ii) any contract to which the Purchaser is a party or by which the Purchaser is bound; (iii) any judgment, decree, order or award of any Governmental Entity or (iv) any Law.

(d)

No material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement, the performance by it of its obligations under this Agreement and the consummation by the Purchaser of the Arrangement, other than those which are contemplated by the Arrangement Agreement.

(e)

There are no claims, actions, suits, audits, proceedings, investigations or other actions pending against, or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser or any of their respective properties that, individually or in the aggregate, could reasonably be expected to impair, impede or otherwise be expected to have an adverse effect on the Purchaser’s ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement without delay.

ARTICLE 6

TERMINATION

6.1	This Agreement shall automatically terminate at any time and be of no further force and effect upon the earliest to occur of:

(a)	the mutual agreement in writing of the Parties;

(b)	written notice by the Purchaser to the Shareholder if:

(i)	any representation or warranty of the Shareholder under this Agreement is untrue or incorrect in any material respect; or

(ii)

the Shareholder has not complied in any material respect with its covenants contained herein and such default has not been cured within five business days of written notice of such default being given by the Purchaser to the Shareholder;

provided that at the time of such termination, the Purchaser is not in material default in the performance of its obligations under this Agreement;

(c)	written notice by the Shareholder to the Purchaser if:

(i)	any representation or warranty of the Purchaser under this Agreement is untrue or incorrect in any material respect; or

(ii)

the Purchaser has not complied in any material respect with its covenants contained herein and such default has not been cured within five business days of written notice of such default being given by the Shareholder to the Purchaser;

provided that at the time of such termination, the Shareholder is not in material default in the performance of its obligations under this Agreement;

(d)	the Effective Time; and

(e)	the termination of the Arrangement Agreement in accordance with its terms.

6.2

If this Agreement is terminated in accordance with the provisions of Section 6.1, no Party will have any further liability to perform its obligations under this Agreement except as expressly contemplated by this Agreement, and provided that neither the termination of this Agreement nor anything contained in Section 6.1 will relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

ARTICLE 7

GENERAL

7.1

Nothing herein (including, for greater certainty, any of the covenants set out in Article 2 hereof) shall in any way restrict or limit the Shareholder from taking any action to the extent required to be taken in the discharge of his or her fiduciary duty as a director or officer of the Company or that is otherwise permitted by, and done in compliance with, the terms of the Arrangement Agreement.

7.2

The provisions of this Agreement will be binding upon and enure to the benefit of the Parties and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Party, provided that the Purchaser may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable joint and severally with such affiliate for all of its obligations hereunder.

7.3	Time is of the essence in this Agreement.

7.4

The Parties will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

7.5

Any notice, consent, direction or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(a)	to the Shareholder at:

[Notice Information Redacted]

Attention:     [Personal Information Redacted]

Email:         [Email Address Redacted]

(b)	to the Purchaser at:

SNDL Inc.

919 - 11 Avenue SW, Suite 200

Calgary, AB T2R 1P3

Attention:     [Personal Information Redacted]

Email:     [Email Address Redacted]

with a copy to:

McCarthy Tétrault LLP

66 Wellington Street West, Suite 5300

Toronto, ON M5K 1E6

Attention:    Ranjeev Dhillon / Rami Chalabi

Email:     rdhillon@mccarthy.ca / rchalabi@mccarthy.ca

A Notice is deemed to be given and received (i) if sent by personal delivery, same day courier or electronic mail, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, and (ii) if sent by overnight courier, on the next Business Day. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a Notice will be deemed not to be changed. Sending a copy of a Notice to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

7.6

This Agreement will be governed by, interpreted and enforced in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Courts situated in the City of Toronto and waives objection to the venue of any proceeding in such Court or that such Court provides an inconvenient forum.

7.7

Each Party will pay all costs and expenses (including the fees and disbursements of legal counsel and other advisers) it incurs in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated by this Agreement.

7.8

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

7.9

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any Court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

7.10

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

7.11

This Agreement, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

7.12

Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

7.13

The Parties waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

7.14

No director or officer of the Purchaser shall have any personal liability whatsoever to the Shareholder under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser.

7.15

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic mail) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

By:
Name: Title:

SNDL INC.

By:
Name: Title:

SCHEDULE A

OWNERSHIP OF SECURITIES OF COMPANY

Name	Number, Type and Class of Subject Securities Beneficially Owned	Registered holder if different from beneficial owner
Total Number of Each Type of Subject Securities Owned or Controlled		—